                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
                            (Name of Subject Company)

                            KINROSS GOLD CORPORATION
                            (Name of Filing Persons)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
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          TRANSACTION VALUATION                      AMOUNT OF FILING FEE


                 $ N/A                                       $ N/A
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|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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         The following information was included in a short form prospectus filed by Kinross Gold Corporation with the Ontario Securities Commission and other applicable Canadian regulatory authorities in connection with a public
 offering of its securities in Canada:


 THE SECURITIES OFFERED BY KINROSS GOLD CORPORATION HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF APPLICABLE STATES OF THE UNITED STATES OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

                             ...RECENT DEVELOPMENTS

         [Kinross Gold Corporation ("the Corporation")] has advised Kinam [Gold, Inc. ("Kinam")] that it is considering a potential tender offer to acquire the Kinam $3.75 Series B Convertible Preferred Stock, par value $1.00 per share [(the "Kinam Preferred Shares")], at a price of $16.00 per share. The Corporation indicated that the making of a formal tender offer (the "Tender Offer") is subject to a number of conditions including the completion of [this offering of the Corporation's securities (the "Offering")], a determination by the board of directors of each of the Corporation and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares and such other conditions as may be contained in the Tender Offer. ...


                               ...USE OF PROCEEDS

         The net proceeds of this Offering will be used for the acquisition of the Kinam Preferred Shares pursuant to the Tender Offer, if such offer is made, and, to the extent that the net proceeds are not required for such purpose, for general corporate purposes. ...